Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-256668

January 10, 2024

Final Pricing Terms

Energy Transfer LP

$1,250,000,000 5.550% Senior Notes due 2034

$1,750,000,000 5.950% Senior Notes due 2054

Issuer:	Energy Transfer LP

Expected Ratings (Moody’s /S&P / Fitch)*:	Baa3 / BBB / BBB-

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	January 10, 2024

Settlement Date (T+10):	January 25, 2024. We expect that delivery of the notes will be made against payment therefor on or about January 25, 2024, which will be the tenth business day following the date hereof. This settlement cycle is referred to as “T+10.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is two business days preceding the settlement date, will be required, by virtue of the fact that the notes initially will settle T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is two business days preceding the settlement date should consult their own advisors.

Ranking:

The notes will be our general unsecured obligations. The notes will rank equally in right of payment with all our existing and future senior debt, including debt under our revolving credit facility and our existing senior notes, senior in right of payment to any subordinated debt that we may incur and junior to the indebtedness and other obligations, including trade payables, of our subsidiaries that do not guarantee the notes. As of September 30, 2023, after giving effect to this offering, the concurrent offering (as defined below), the Crestwood Acquisition (as defined in the Notes Preliminary Prospectus) and the application of the net proceeds as set forth under “Use of Proceeds” in the Notes Preliminary Prospectus (as defined below), we would have had total senior debt of $50.6 billion, total junior subordinated debt of $1.4 billion, and we would have been able to incur an additional $5.0 billion of debt under our revolving credit facility.

Net Proceeds (before offering expenses):	$2,963,965,000

Delivery:	DTC (deliverable through Euroclear and Clearstream)

	$1,250,000,000 5.550% Senior Notes due 2034	$1,750,000,000 5.950% Senior Notes due 2054

Principal Amount:	$1,250,000,000	$1,750,000,000

Maturity Date:	May 15, 2034	May 15, 2054

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2024	May 15 and November 15, beginning May 15, 2024

Benchmark Treasury:	4.500% due November 15, 2033	4.125% due August 15, 2053

Benchmark Treasury Price / Yield:	103-21/ 4.045%	98-05/ 4.235%

Spread to Benchmark:	+155 bps	+175 bps

Yield to Maturity:	5.595%	5.985%

Coupon:	5.550%	5.950%

Public Offering Price:	99.660% of the Principal Amount	99.523% of the Principal Amount

Make-Whole Call:	T+25 bps	T+30 bps

Call at Par:	On or after February 15, 2034	On or after November 15, 2053

Concurrent Offering:	Concurrently with this offering of the notes, under a separate prospectus supplement, we are offering $800 million aggregate principal amount of new junior subordinated notes (the “concurrent offering”). The closing of this offering is not conditioned on the closing of the concurrent offering, and the closing of the concurrent offering is not conditioned on the closing of this offering, and we may sell the notes or the new junior subordinated notes, or both.

CUSIP / ISIN:	29273V AY6 / US29273VAY65	29273V AW0 / US29273VAW00

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Barclays Capital Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Information

The Issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering (the “Notes Preliminary Prospectus Supplement”). Before you invest, you should read the Notes Preliminary Prospectus Supplement, the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you may obtain a copy of the Notes Preliminary Prospectus Supplement and related base prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll free at 1-866-807-6030, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, PNC Capital Markets LLC toll free at 1-855-881-0697 or RBC Capital Markets, LLC toll free at 1-866-375-6829.

This pricing term sheet supplements the Notes Preliminary Prospectus Supplement filed by Energy Transfer LP on January 10, 2024 relating to the base prospectus dated June 1, 2021.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.